





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41598

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: I.E. INVESTMENTS, INC. DBA STARK MUNICIPAL BROKERS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

515 MARIN STREET SUITE 416
(No. and Street)

THOUSAND OAKS	CA	91360
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
STEPHEN STARK, 818-735-9860
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

FARBER HASS HURLEY LLP
(Name – *if individual, state last, first, middle name*)

9301 OAKDALE AVENUE SUITE 230	CHATSWORTH	CA	91311
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, STEPHEN STARK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of I.E. INVESTMENTS, INC. DBA STARK MUNICIPAL BROKERS, as of DECEMBER 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CHIEF FINANCIAL OFFICER

Title

ANDREW JACK KAHRS
COMM. #2235527
NOTARY PUBLIC - CALIFORNIA
VENTURA COUNTY
My Commission Exp. April 20, 2022

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Farber Hass Hurley LLP

Certified Public Accountants
9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com
Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
I.E. Investments, Inc. dba Stark Municipal Brokers

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2020, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly in all material respects, the financial position of I.E. Investments, Inc. dba Stark Municipal Brokers as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. Our responsibility is to express an opinion on I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to I.E. Investments, Inc. dba Stark Municipal Brokers in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedule I, Computation of Net Capital Requirements Pursuant To SEC Rule 15c3-1, Schedule II, Computation For Determination Of Reserve Requirements Pursuant To SEC Rule 15c3-3, and Schedule III, Information Relating To The Possession and Control Requirements Under SEC Rule 15c3-3, have been subjected to audit procedures performed in conjunction with the audit of I.E. Investments, Inc. dba Stark Municipal Brokers' financial statements. The supplemental information is the responsibility of I.E. Investments, Inc. dba Stark Municipal Brokers' management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

We have served as I.E. Investments, Inc. dba Stark Municipal Brokers' auditor since 2015.
Chatsworth, California
March 1, 2021



Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
I.E. Investments, Inc. dba Stark Municipal Brokers

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) I.E. Investments, Inc. dba Stark Municipal Brokers identified the following provisions of 17 C.F.R. §15c3-3(k) under which I.E. Investments, Inc. dba Stark Municipal Brokers claimed an exemption from 17 C.F.R. §240.15c3-3: k(2)(ii) (the "exemption provisions") and (2) I.E. Investments, Inc. dba Stark Municipal Brokers stated that I.E. Investments, Inc. dba Stark Municipal Brokers met the identified exemption provisions throughout the year ending December 31, 2020 without exception. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence I.E. Investments, Inc. dba Stark Municipal Brokers' management compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Farber Hass Hurley LLP

Chatsworth, California
March 1, 2021



Farber Hass Hurley LLP

Certified Public Accountants

9301 Oakdale Avenue, Suite 230
Chatsworth, CA 91311
www.fhhcpas.com

Telephone: (818) 895-1943
Facsimile: (818) 727-7700

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON
APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Stockholders of
I.E. Investments, Inc. dba Stark Municipal Brokers

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation ("SIPC") Series 600 Rules, which are enumerated below and were agreed to by I.E. Investments, Inc. dba Stark Municipal Brokers and the SIPC, solely to assist you and SIPC in evaluating I.E. Investments, Inc. dba Stark Municipal Brokers' compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2020. I.E. Investments, Inc. dba Stark Municipal Brokers' management is responsible for its Form SIPC 7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2020 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2020, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7 for the year ended December 31, 2020. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Farber Hass Hurley LLP

Farber Hass Hurley LLP

Chatsworth, California
March 1, 2021

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Assets

Assets

Cash and cash equivalents	$ 275,667
Deposits with clearing organization	56,483
Receivables, clearing organization	7,000
Receivables, officers	3,417
Prepaid expenses and other assets	28,521
Prepaid income taxes	4,640
Right of use assets - operating leases	173,965
Deferred taxes	20,976
Total Assets	$ 570,669

Liabilities and Stockholders' Equity

Liabilities

Payables, clearing organization	$ 112
Accounts payable	37,158
SBA PPP loan payable	117,500
Income taxes payable	2,171
Operating lease liabilities	186,999
Total Liabilities	343,940

Stockholders' Equity

Common stock, $100 stated value, 100,000 shares authorized, 1,700 shares issued and outstanding	170,000
Retained earnings	56,729
Total Stockholders' Equity	226,729
Total Liabilities and Stockholders' Equity	$ 570,669

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2020

Revenues	
Commissions	$ 1,438,709
Total Revenues	1,438,709
Operating Expenses	
Employee costs and benefits	1,075,966
Information, technology and communication	178,719
Travel and promotion	74,231
Clearing, trading and exchange fees	55,459
Occupancy	50,209
Professional fees	27,187
Other expenses	76,735
Total Operating Expenses	1,538,506
Loss from Operations	(99,797)
Other Income (Expenses)	
Interest income	447
Total Other Income (Expenses)	447
Net Loss Before Income Taxes	(99,350)
Provision for (Recovery of) Income Taxes	(17,080)
Net Loss	$ (82,270)

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2020

	Common Stock	Retained Earnings	Total Stockholders' Equity
Balance - Beginning	$ 170,000	$ 138,999	$ 308,999
Net Loss	--	(82,270)	(82,270)
Balance - Ending	$ 170,000	$ 56,729	$ 226,729

The accompanying notes are an integral part of these financial statements

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2020

Cash Flow from Operating Activities:

Net loss	$ (82,270)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:	
Changes in operating assets and liabilities:	
Deposits with clearing organization	(38)
Receivables, clearing organization	(3,667)
Receivables, officers	(3,389)
Prepaid expenses and other assets	10,710
Prepaid income taxes	(4,640)
Right of use assets - operating leases	35,739
Deferred taxes	(16,201)
Payables, clearing organization	(1,925)
Accounts payable	12,377
Income taxes payable	(8,419)
Operating lease liabilities	(37,343)
Net Cash Used in Operating Activities	(99,066)
Cash Flows from Investing Activities	--
Cash Flows from Financing Activities	
SBA PPP loan proceeds received	117,500
Net Cash from Financing Activities	117,500
Net Increase in Cash	18,434
Cash and Cash Equivalents - Beginning of Year	257,233
Cash and Cash Equivalemts - End of Year	$ 275,667
Supplemental Disclosures of Cash Flow Information:	
Income taxes paid	$ 12,180
Interest expense paid	$ 80

The accompanying notes are an integral part of these financial statements

Note 1- General and Summary of Significant Accounting Policies

General

I.E. Investments, Inc. dba Stark Municipal Brokers (the "Company") was incorporated in the state of California on June 7, 1989. The Company is a registered broker-dealer in securities with the Securities and Exchange Commission ("SEC") under the Securities and exchange Act of 1934, a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company is engaged in business as a securities broker-dealer. The majority of its income comes as an agent for principals in the buying and selling of municipal bonds.

Under its membership agreement with FINRA and pursuant to SEC Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of SEC Rule 15c3-3 pertaining to the possession or control of customer assets and reserve requirements.

Summary of Significant Accounting Policies

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as currency, demand deposits, and highly liquid investments, with original maturity of less than three months that are not held for sale in the ordinary course of business.

Property, Plant and Equipment

Expenditures for equipment and furniture and for renewals and betterments which extend the originally estimated economic life of assets are capitalized. Depreciation is provided on a straight-line basis using estimated lives of five to ten years. Depreciation for federal income tax purpose on straight-line basis using the modified accelerated depreciation system. For the year ended December 31, 2020, no depreciation has been recorded as the Company's property, plant, and equipment have been fully depreciated.

Right of Use Assets – Operating Leases

The Company follows the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, Leases (Topic 842), which requires lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability. Additional qualitative and quantitative disclosures are also required. The Company adopted the package of transition practical expedients for expired or existing contracts and elected the carry forward of historical lease classifications and elected the short-term lease accounting policy allowing lessees to not recognize right of use assets and liabilities for leases with a term of 12 months or less.

Note 1 - General and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued)

Income Taxes

The Company is a C Corporation for Federal income and states of California and New Jersey franchise tax purposes. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing the currently enacted tax laws and rates. The Company uses the asset and liability method as identified in the FASB Accounting Standards Codification ("ASC")740, *Income Taxes.*

Revenue Recognition

The Company follows a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies the performance obligation.

Commissions

The Company buys and sells municipal securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company's only commission revenue is from buying and selling municipal securities; therefore, no disaggregation of revenue has been provided.

Investments

Marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Investment transactions are accounted for on a trade date basis. Dividends are recorded on the ex-dividend date and interest is recognized on the accrual basis. Realized gains and losses from securities transactions are reported on a first-in, first-out basis. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

Note 1 - General and Summary of Significant Accounting Policies (Continued)

Summary of Significant Accounting Policies (Continued

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during reporting period. Actual results could differ from those estimated.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date of this report which is the date the financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have impact on its financial statement.

The Company received a second SBA PPP loan on February 8, 2021 in the amount of $130,145 (see Note 7).
.

Note 2 - Deposit with Clearing Organization

The Company, under SEC Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of SEC Rule 15c3-3. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as a clearing broker, the firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rule 17a-3 and 17a-4 of the Securities and Exchange Act of 1934. The clearing Broker has custody of the certain cash balance maintained by the Company, which serve as collateral for any amounts due to the clearing broker. The balance at December 31, 2020 was $56,483.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

Note 3 - Receivables from and Payables to Clearing Organization

The Company recognizes revenue at trade date. This complies with the Municipal Securities Rulemaking Board. In accordance with FASB ASC 940-20-45-3, the Company recorded the net Receivables for unsettles trades in the amount of $7,000 as of December 31, 2020. The Company confirmed that all the unsettled trades cleared at the recorded amounts. No allowance for uncollectable is warranted.

Note 4 - Fair Value Measurements

The framework for measuring fair value provides a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of fair value hierarchy under FASB ASC 820 are as follows:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

Level 2   Inputs to the valuation methodology include:

- quoted prices for similar assets or liabilities in active markets;
- quoted prices for identical or similar assets or liabilities in active markets;
- input other than quoted prices that are observable for asset or liability;
- inputs that are derived principally from or corroborated by observable market data by correlation or other means.

     If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Note 4 - Fair Value Measurements (Continued)

Following is a description of the valuation methodologies used for assets measured at fair value:

Investment in limited liability company: Non-marketable investment in a limited liability partnership valued at fair value under FASB ASU 2016-01 which is expected to be zero.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of December 31, 2020:

Assets	Fair Value	Level 1 Inputs	Level 2 Inputs	Level 3 Inputs
Investment in LLC	$ --	$ --	--	--
Total Value of Securities	$ --	$ --	$ --	$ --

Liabilities	Fair Value	Level 1	Level 2	Level 3
Total	$ --	$ --	$ --	$ --

There were no investment losses from securities owned, at market value, for the year ended December 31, 2020.

Note 5 - Investments, Other

The Company invested in a limited liability company, Municipal Bond Information Services, LLC ("MBIS"). As of December 31, 2020, the Company has contributed a total of $122,000. The Company is a limited partner in this investment and is not exposed to losses in excess of their investment. The investment is valued at fair value which is expected to be zero. The investment was valued at zero as of December 31, 2019 and there were no profit distributions for the year-ended December 31, 2020.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

Note 6 - Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The current and deferred portion of the income tax expense included in the statement of operations for the year ended December 31, 2020 is as follows:

	Current	Deferred	Total
Federal tax expense (recovery)	$ (2,111)	$ (16,069)	$ (18,180)
State tax expense (recovery)	1,232	(132)	1,100
Total income tax expense (recovery)	$ (879)	$ (16,201)	$ (17,080)

Deferred income taxes are the result of timing differences between book and taxable income. The significant components of the Company's deferred tax assets and liabilities as of December 31, 2020 are:

Deferred tax assets (liabilities):	
Operating loss carryover	$ 15,735
Operating lease amortization	3,823
Donations carryover	1,009
Unrealized gains and losses	409
Total	$ 20,976

Management regularly evaluates the likelihood of realizing the benefit for income tax position taken by the Company in various federal and state filings by considering all relevant facts, circumstances, and information available. If management believes it is more likely than not that a position will be sustained, the Company will recognize a benefit at the largest amount which is cumulatively greater than fifty percent (50%) likely to be realized. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as a component of the provision for income taxes. The Company has not recognized any contingencies for uncertain tax positions for the year ended December 31, 2020.

The Company files Federal and state income tax returns. The statute of limitations for these jurisdictions is generally three to six years. The Company had no returns under examination as of December 31, 2020.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2020

Note 7 – Commitments

SBA PPP Loan Payable

On April 24, 2020 the Company received loan proceeds in the amount of $117,500 from City National Bank. pursuant to the Small Business Administration ("SBA") Paycheck Protection Program ("PPP") under Division A, Title I of the CARES Act, which was enacted March 27, 2020. The loan is payable over five years at an interest rate of 1%, with a deferral of payments for the first ten months starting after the Company's twenty-four-week covered period starting April 24, 2020. However, loan proceeds and accrued interest are forgivable after the twenty-four-week covered period as long as the Company uses the loan proceeds for eligible purposes, including payroll, benefits, rent and utilities, and maintains its payroll levels. The amount of the loan forgiveness could be reduced if the Company terminates employees or reduces salaries during the twenty-four-week period.

Regardless of whether the Company expects to repay the PPP loan or believes it represents, in substance, a grant that is expected to be forgiven, it may account for the loan as a financial liability in accordance with FASB ASC 470. For purposes of derecognition of the liability, FASB ASC 470 refers to the guidance in FASB ASC 405-20. Based on the guidance in ASC 405-20, the proceeds from the loan would remain a liability until either (1) the loan is, in part or wholly, forgiven and the debtor has been "legally released" or (2) the debtor pays off the loan. The Company has followed the guidance under ASC 405-20, no portion of the loan has been derecognized as of December 31, 2020, and the $117,500 balance of the PPP loan is reported on the Statement of Financial Condition under Liabilities, SBA PPP loan payable. None of the loan has been forgiven or repaid as of December 31, 2020.

Operating Leases

Operating leases are included in the right-of-use lease assets – operating leases and operating lease liabilities on the statement of financial condition. These assets and liabilities are recognized on the commencement date based on the present value of remaining lease payments over the lease terms using the implicit rate as the discount rate if it is readily determinable, otherwise the Company will use its incremental borrowing rate as the discount rate. Short-term operating leases, which have an initial term of 12 months or less, are not recorded on the Statement of Financial Condition.

The Company is obligated under a sixty-four-month agreement dated August 10, 2018 that commenced on November 1, 2018 for its office space in Thousand Oaks, CA. Lease expense for the Thousand Oaks office space was $50,209 for year ended December 31, 2020 and is reported on the Statement of Operations, under Operating Expenses, Occupancy. The discount rate used to compute the lease liability and ROU asset at the commencement date of the lease is 10.42%, which is the implicit rate. The implicit rate was computed using current estimated market value data readily available to determine the current asset value, lease costs, and estimates the Company made of the residual asset value, based on historical average market value data readily available. The lease contains a renewal option for five years. Because the Company is not reasonably certain to exercise the renewal option, the optional period is not included in determining the lease term, and associated payments under the renewal option are excluded from lease payments.

Note 7 – Commitments (Continued)

Operating Leases (Continued)

The Company is obligated under the terms of two non-concealable operating leases of automobiles. Lease expense for automobiles for the year ended December 31, 2020 was $25,402 and is reported on the Statement of Operations, under Operating Expenses, Travel and promotion. The discount rate used to compute the lease liabilities and ROU assets at the commencement date of the leases is the implicit rate in the leases, computed using current and residual asset values stated in the leases and the lease costs to compute the implicit rate. The implicit rates in the two automobile leases are 1.36% and 0.07%.

The total of the commitments over the remaining non-concealable terms as follows:

Year ending December 31,		
2021	$	74,911
2022		66,231
2023		61,855
2024		9,646
Total undiscounted lease payments		212,643
Less: imputed interest		25,644
Total operating lease liabilities	$	186,999

Other information related to leases as of December 31, 2020 is as follows:

Supplemental cash flow information:

   Cash paid for amounts included in the measurement of lease liabilities:
      Operating cash flow from operating leases $76,341

Supplemental non-cash investing and financing activities information:

   Additions to ROU assets obtained from:
      New operating lease liabilities $25,642

Weighted average remaining operating lease term: 2.9 years

Weighted average discount rate for operating leases:7.79%

The Company leases various software under short term and month-to-month leases. Lease expense for short-term and month-to-month commitments was $154,473 for the year ended December 31, 2020 and is reported on the Statement of Operations, under Operating Expenses, Information, technology and communication. Short term and month-to-month leases are not included in the weighted averages listed above.

Note 8 - Concentrations - Revenue

The Company received thirty three percent of its revenue from three customers. Thirteen percent of revenue was generated from one customer and ten percent of revenue each came from two other customers. This concentration of revenue is material to the Company operations as a whole.

Note 9 - Risk and Uncertainties

The Company's future operating results may be affected by a number of factors. The Company's operations are in part dependent on "mission critical systems" that ensure prompt and accurate processing of securities transactions, including order taking, entry, execution, comparison, allocation, clearance, and settlement of securities transactions. In the event of a significant disruption of electronic data exchange with customers and the Company's clearing firm, operations could be adversely affected.

The worldwide outbreak of coronavirus (COVID-19) may lead to an adverse impact on the financial markets and the overall economy. In the event such an impact was to occur and last for a sustained period of time, the operations and financial performance of the Company may be adversely affected. At this point, however, the severity of such an event is highly uncertain and cannot be predicted.

Note 10 - Related Parties

The related parties to the Company are stockholders Stephen Stark and Mary Ann Stark. Transactions with related parties are limited to the use of the Company credit card. Throughout the year certain officer's personal expenses are paid by the Company. The advances are due on demand and do not bear interest and are repaid annually. There was a balance due of $3,417 from the related parties for the year ended December 31, 2020 and is reported on the Statement of Financial Condition under Assets, Receivables, officers.

Note 11 - Guarantees

FASB ASC 460, Guarantees, requires the Company to disclose information about its obligations under certain guarantee agreements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying factor (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specific specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of indebtedness of others.

The Company has issued no guarantees at December 31, 2020 or during the year then ended.

Note 12 - Net Capital Requirements

The Company is subject to Uniform Net Capital Rule pursuant to SEC Rule 15c3-1(a)(2): wherein the Company is not to permit its aggregate indebtedness to all other persons to exceed eight hundred (800) percent of its net capital and shall maintain a minimum net capital requirement of not less than $150,000. Also, in accordance with SEC Rule 17a-11, the firm must maintain one hundred twenty (120) percent of its minimum net capital. Net capital as of December 31, 2020 was $278,292. This exceeded minimum net capital requirements by $128,292.

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE I – COMPUTATION OF NET CAPITAL REQUIREMENTS
PURSUANT TO SEC RULE 15c3-1

AS OF DECEMBER 31, 2020

There is no difference between the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2020.

Computation of net capital				
Common stock	$	170,000		
Retained earnings		56,729		
Total stockholders' equity			$	226,729
Plus: Other allowable credits				
SBA PPP loan forgivable expenses	$	117,500		
Total other allowable credits				117,500
Total Capital				344,229
Receivables, officers		3,417		
Prepaid expenses and other assets		28,521		
Prepaid income taxes		4,640		
Right of use assets - operating leases		2,138		
Deferred taxes		20,976		
Total non-allowable assets				59,692
Net capital before haircuts				284,537
Less: Haircuts on securities				
Haircuts on marketable securities		4,520		
Undue concentration		1,725		
Total haircuts on securities				6,245
Net Capital				278,292
Aggregate indebtedness				
Total liabilities	$	343,940		
Less: non-aggregate indebtedness -SBA PPP loan payable		117,500		
Less: Operating lease liabilities to extent of ROU asset		171,827		
Aggregate indebtedness	$	54,613		
Computation of basic net capital requirement				
Minimum net capital requirement:				
6 2/3 percent of net aggregate indebtedness	$	3,641		
or minimum dollar net capital requirement		150,000		
Net capital required (greater of above)				150,000
Excess net capital			$	128,292
Ratio of aggregate indebtedness to net capital				.19:1

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE II - COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS PURSUANT TO SEC RULE 15c3-3

AS OF DECEMBER 31, 2020

A computation of reserve requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE III-INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF DECEMBER 31, 2020

Information relating to possession or control requirements is not applicable to I.E. Investments, Inc. dba Stark Municipal Brokers as the Company qualifies for exemption under SEC Rule 15c3-3(k)(2)(ii).

See report of independent registered public accounting firm

I.E. INVESTMENTS, INC.
dba STARK MUNICIPAL BROKERS

SCHEDULE OF SECURITIES INVESTOR PROTECTION CORPORATION ASSESSMENTS AND PAYMENTS

FOR THE YEAR ENDED DECEMBER 31, 2020

	Amount
Total assessment	$ 2,075
SIPC-6 general assessment Payment made on July 29, 2020	(1,086)
SIPC-7 general assessment payment made on February 15, 2021	(989)
Total assessment balance (overpayment carried forward)	$ -

STARK
MUNICIPAL BROKERS

EXEMPTION REPORT

I.E. Investments, Inc. dba Stark Municipal Brokers claims exemption under SEC Rule 15c3-3(k)(2)(ii), which states that the provisions of this rule shall not be applicable to a broker or dealer "who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with another clearing broker or dealer." The firm met the identified exemption provisions throughout the most recent fiscal year ended December 31, 2020.

Stephen Stark
President / CEO

2/10/21
Date

515 Marin Street • Suite 416 • Thousand Oaks, CA 91360 • 818-735-9860